UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Nunemaker, Richard A
   315 Chandler
   Elmhurst, IL  60126
2. Issuer Name and Ticker or Trading Symbol
   Varlen Corporation
   VRLN
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   November 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President Finance and Chief Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |      |    |X|                  |   |           |1441             ##|D     |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |11/24/|M   | |9990              |A  |53,435     |                   |D     |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |11/24/|S   | |9990              |D  |277,223    |                   |D     |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Purchase Right        |7.35    |     |    |V|           |   |     |     |Common Stock|       |       |27,225      |D  |            |
                      |        |     |    | |           |   |     |     |            |       |       |##          |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option |20.00   |4/7/9|A   |V|4,500      |A  |     |4/7/0|Common Stock|4,500  |       |            |D  |            |
                      |        |7    |    | |           |   |  #  |7    |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option |5.14    |11/24|M   | |1,089      |D  |     |3/25/|Common Stock|1,089  |       |            |   |            |
                      |        |/97  |    | |           |   |     |01   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |4.77    |11/24|M   | |4,945      |D  |     |8/26/|            |4,945  |       |            |   |            |
                      |        |/97  |    | |           |   |     |01   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |6.13    |11/24|M   | |3,956      |D  |     |3/30/|            |3,956  |       |38,157      |D  |            |
                      |        |/97  |    | |           |   |     |02   |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
# On April 7, 1997, pursuant to the Corporation's 1993 Incentive Stock Option Plan, the reporting person received an incentive stock option grant for
4,500 shares.  Options vest at 20% per year from date of
grant.
## On September 29, 1997, Varlen Corporation declared a fifty percent stock dividend payable to all holders of record of common stock on October
31, 1997. As a result of the stock dividend, the reporting person received on November 18, 1997, the following: a) 480 shares of common stock, b)
9,075 shares of common stock in an employee stock purchase right; and c) an increase in outstanding options of 16,049 shares.
SIGNATURE OF REPORTING PERSON
/s/ Richard A. Nunemaker